CITI 1

FOIA Confidential Treatment Requested by Citigroup Inc.

March 3, 2009

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for 2008
File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated January 14, 2009.

2007 Form 10-K

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

1.                                       We note your response to comment 1 to our letter dated October 27, 2008. Please clarify your response for us by specifically quantifying the total amount of TOB trusts for which you obtained insurance subsequent to establishing the trusts. Additionally, please tell us whether you have other QSPE’s (unrelated to Tender Option Bond Trusts) where you have used similar logic described in your response to comment 1D and concluded that QSPE status was not impacted by the changes

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

made. If so, please describe the circumstances surrounding the changes and amendments, and quantify the amount of QSPE’s impacted.

Citigroup’s Response:  The fair value of the bonds owned by QSPE TOB trusts that obtained insurance subsequent to their establishment was approximately [***] at December 31, 2008. We do not have other QSPEs to which similar logic was applied to conclude that qualifying status was unaffected by changes made to the governing documents.

Financial Statements

Note 4. Business Segments, page 128

2.                                       Please refer to your response to prior comment 2 to our letter dated October 27, 2008 and provide us with the following information regarding reporting units for each period beginning in Q4 2007 through 2008 where a goodwill impairment test was performed:

•                  The fair value of each of your reporting units; and

•                  The carrying value of each of your reporting units.

Citigroup’s Response:  During the period beginning in Q4 2007 through Q4 2008, a goodwill impairment test was performed for the reporting units and dates listed below (in billions USD):

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[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

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3.                                       Please refer to your response to comment 2 to our letter dated October 27, 2008 and address the following regarding your valuation methodologies.

Market Approach

•                  Please provide us the selected market multiple and/or the implied DCF multiple for each reporting unit.

Citigroup’s Response:  In reference to our response to comment 2 to the letter dated October 27, 2008, the market approach multiples used as part of the reporting unit valuations, or implied from the reporting unit valuations, performed as of February 29, 2008 are as follows:

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

Market Approach Multiples – February 29, 2008 Test

US Consumer

The February 29, 2008 valuation for the US Consumer reporting unit was based on the sum of business level valuations (Cards, Retail Banking, Commercial Business and Consumer Lending), which were derived using the market approach. The selected market multiple for each business component of US Consumer was the average multiple based on a range of multiples determined from actual 2007 earnings and estimated 2008 earnings of comparable companies. In response to the question regarding the selected market multiple and/or the implied DCF multiple for each reporting unit, the “implied multiple” below was derived taking the sum of the business level valuations divided by the actual 2007 earnings and the estimated 2008 earnings. However, since the value was derived as a sum of business level valuations, the “implied multiple” requested was not used to arrive to the valuation of US Consumer.

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The business level selected market multiples are as follows for US Consumer:

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International Consumer

The February 29, 2008 valuation for the International Consumer reporting unit was based on the sum of business level valuations (Cards, Retail Banking, Commercial Business and Consumer Lending) performed on a country or regional level, which were derived using the market approach. The selected market multiple for each country or regional business component of International Consumer was the average multiple based on a range of multiples determined from actual 2007 earnings and estimated 2008 earnings of comparable companies. In response to the question regarding the selected market multiple and/or the implied DCF multiple for each reporting unit, the “implied multiple” below was derived taking the sum of the business level valuations divided by the actual 2007

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

earnings and the estimated 2008 earnings. However, since the value was derived as a sum of business level valuations, the “implied multiple” requested was not used to arrive to the valuation of International Consumer.

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The country or regional business-level selected market multiples are as follows for International Consumer:

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Securities & Banking

Under the market approach for valuing this reporting unit as of February 29, 2008, the earnings multiples and transaction multiples were selected from multiples obtained using data from guideline companies and acquisitions.  The selection of the actual multiple considers operating performance and financial condition such as return on equity and net income growth of Securities and Banking as compared to the guideline companies and acquisitions. The Company arrived at the selected market multiples below with the assistance of an independent valuation specialist.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

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Global Transaction Services

Under the market approach for valuing this reporting unit as of February 29, 2008, the average multiple based on a range of multiples determined by 2008 estimated earnings of comparable companies was selected.

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Smith Barney and Private Bank

The February 29, 2008 valuations for the Smith Barney and Private Bank reporting units were based on the average market multiple based on a range of multiples determined from estimated earnings and revenues of comparable companies (for 2008, 2009 and 2010), and the average implied earnings and revenues multiples from precedent transactions involving companies similar to Smith Barney and Private Bank, respectively.

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[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

Citigroup Alternative Investments (CAI)

The CAI fair value as of February 29, 2008 was based on the fair value of proprietary capital portfolio (fair value of assets less fair value of liabilities) plus the fair value of the management company based on the market approach. The selected multiple under the market approach for the management company component of CAI was based on the median forward multiple determined from estimated earnings (for 2008 and 2009) for selected alternative asset managers.

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•                  Please provide us a description for how each market multiple was selected and if any adjustments were made to the comparable company multiples.

Citigroup’s Response:

US Consumer – February 29, 2008 test

The selected multiple under the market approach for each business component (cards, retail banking, commercial business, and consumer lending) of US Consumer was based on the median multiple determined from actual 2007 earnings and estimated 2008 earnings. No adjustments were made to the price, earnings or revenues of the comparable companies.

International Consumer – February 29, 2008 test

The market approach was performed on a country or regional level for each business component (cards, retail banking and consumer finance) of International Consumer in order to identify a group of comparable companies. The selected multiple under the market approach for each business component of International Consumer was based on the median multiple as determined from actual 2007 earnings and estimated 2008 earnings. No adjustments were made to the price, earnings or revenues of the comparable companies.

Securities & Banking – February 29, 2008 test

Citigroup engaged the services of an independent valuation specialist to assist in the Company’s valuation of the Securities & Banking reporting unit. The valuation specialist first identified (1) a group of selected publicly traded companies (“guideline companies”), and (2) group of selected companies that were deemed comparable to Securities & Banking and were acquired (“guideline

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

acquisitions”). The range of multiples for the guideline companies and guideline acquisitions was then established by the Company with the assistance of the independent valuation specialist based on multiples of earnings and tangible common equity. Ultimately, multiples for Securities & Banking were selected from the ranges based on the Company’s operating performance and financial condition relative to guideline companies and guideline acquisitions. Measures of operating performance and financial condition, such as return on equity and net income growth rates, were used for purposes of selecting the multiples from the range discussed above. No adjustments were made to the comparable company multiples for purposes of this analysis.

Global Transaction Services – February 29, 2008 test

The mid-point of the range of the multiples based on 2008 estimated earnings was selected under the market approach for Global Transaction Services. No adjustments were made to the price or earnings of comparable companies.

Smith Barney – February 29, 2008 test

The selected multiple under the market approach for Smith Barney was arrived at by equally weighting (1) the average market multiple based on a range of multiples determined from estimated earnings and revenues of comparable companies (for 2008, 2009 and 2010), and (2) the average implied earnings and revenues multiples from precedent transactions involving companies similar to Smith Barney. No adjustments were made to the price, earnings or revenues of comparable companies.

Private Bank – February 29, 2008 test

The selected multiple under the market approach for the Private Bank was arrived at by equally weighting (1) the average market multiple based on range of multiples determined from estimated earnings and revenues of comparable companies (for 2008, 2009 and 2010), and (2) the average implied earnings and revenues multiples from precedent transactions involving companies similar to the Private Bank. No adjustments were made to the price, earnings or revenues of comparable companies.

Citigroup Alternative Investments (CAI) – February 29, 2008 test

The CAI fair value was derived from the fair value of proprietary capital portfolio (fair value of assets less fair value of liabilities) plus the fair value of the management company based on the market approach. The selected multiple under the market approach for the management company component of CAI was based on the median forward multiple determined from estimated earnings (for 2008

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

and 2009) for selected alternative asset managers. No adjustments were made to the price, earnings or revenues of the comparable companies.

•                  Please tell us if the multiples provided are minority-based multiples or control-based multiples. If they are control-based, please provide us the selected control premium.

Citigroup’s Response:  The multiples used for Securities & Banking, Smith Barney, Private Bank and Citigroup Alternative Investments (management company only) were control-based multiples derived from control transaction multiples and giving consideration to the minority interest trading price multiples of comparative public companies.

For Securities & Banking, the transaction price-earnings multiples of the guideline acquisitions considered for this reporting unit ranged from 20.5x to 27.7x, with a mean of 23.1x and median of 22.2x trailing 12 months net income as of the closing date of the guideline acquisitions. All of these transactions were announced within the 12-month period preceding the valuation date (February 29, 2008). The minority trading price multiples of the public comparative companies were as follows:

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In comparing the control multiples selected for Securities & Banking, the implied control premiums relative to the public guideline companies used for Securities & Banking for the February 29, 2008 test were:

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CITI 10

FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

The implied control premium relative to public guideline companies used for Smith Barney, Private Bank and Citigroup Alternative Investments (management company only) for the February 29, 2008 test were:

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The multiples used in the market approach for US Consumer, International Consumer and Global Transaction Services are minority-based multiples.

•                  The multiples provided appear to be “estimated multiples.” Please provide us a description of the source of the earnings estimates (based on individual analyst

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

or consensus estimates) along with an approximate date for when the estimates were developed.

Citigroup’s Response:  The multiples used for the February 29, 2008 test for the reporting units included in our response to comment 2 to your letter dated October 27, 2008 reflect consensus estimates. The estimates were obtained on or shortly after the testing date of February 29, 2008 and were based on the most current information available at the time of completion of the fair value analysis for each individual reporting unit.

For Securities & Banking, the earnings estimates were analyst consensus estimates derived from Bloomberg. For Global Transaction Services, the earnings estimates were derived from Thomson Financial. For Smith Barney, the average analyst estimates were derived from Institutional Brokers’ Estimate System (IBES).

•                  It appears that a certain entity is listed both as a Smith Barney comparable and as a Securities & Banking comparable; however the estimated multiples provided are different. Please explain this apparent difference.

Citigroup’s Response:  In reference to our response to comment 2 of your letter dated October 27, 2008, the entity which is listed both as a comparable for Smith Barney and Securities & Banking as part of the February 29, 2008 test, and for which the estimated multiple is different, is [***]. The difference arose due to the selection of the consensus estimate of earnings on different dates, even though the price as of 2/29/08 used for both was the same. The timing, though inconsistent, was still between the testing date and the completion date of the fair value analysis. The inconsistency, if corrected, will not result in a different conclusion for either reporting unit.

•                  Please describe any other adjustments performed in arriving at the ultimate fair value indication for each reporting unit, such as adjustments for cash, non-operating assets/liabilities, etc.

Citigroup’s Response:  Other than adjustments customary to the market approach (i.e., removing non-recurring items), there were no additional adjustments, such as adjustments for cash, non-operating assets/liabilities, etc., made to arrive at the fair value for each reporting unit under the market approach as of February 29, 2008.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

Income Approach

At the bottom of page 6 of your un-redacted response, you identified the approach that was primarily employed for the Securities & Banking reporting unit for the February 29, 2008 testing date. Please provide the following information for this analysis:

•                  Please tell us if the projections utilized in this analysis were developed solely for SFAS 142 testing or were they developed for another purpose. Also, please confirm that the projections utilized represent management’s best estimate of future cash flows as of the testing date.

Citigroup’s Response:  The three-year Strategic Plan presented to Citigroup’s Board is prepared annually and is the official record source for all planning and forecasting-related data. We use the three-year Strategic Plan for the purpose of conducting the annual goodwill impairment test (July 1 having been designated as the “as of” date for the annual goodwill impairment tests) as the Plan is prepared annually on or near the testing date and therefore represent management’s best estimate of earnings and future cash flows as of the July 1st testing date. For the purpose of performing any interim impairment tests, the three-year forecasts are updated by the Company to reflect management’s best estimate of earnings and future cash flows. As such, we utilized the most recent updated projections, representing management’s best estimate of earnings and future cash flows, available as of the February 29, 2008 testing date for all of the reporting units tested.

•                  Please provide us detailed support for the discount rate analysis including a description of the methodology and the significant inputs.

Citigroup’s Response:  Citigroup engaged the services of an independent valuation specialist to assist in our valuation of Securities & Banking for the February 29, 2008 test. The Company determined the discount rate of 12% using the Capital Asset Pricing Model where the cost of equity was expressed as:

Cost of Equity = Rf + [Beta x Equity Risk Premium] + Company Size Premium

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[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

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The starting point of the beta selection was determining the median beta of the comparable companies. The median beta was first un-levered to remove the effect of the capital structure of each of the comparable companies, and then re-levered based on median debt-to-equity ratio of the comparable companies.

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This was based on consideration of historical realized returns over short and long term estimates of forward looking premiums, recently published views and academic studies.

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This was determined by the Company after giving consideration to the size of Securities & Banking and data on company size premiums as reported by Ibbotson Associates.

The discount rate determined for the impairment test performed as of December 31, 2008 was [***]. The approach used to determine this discount rate was consistent with the approach used for the February 29, 2008 test. [***]

•                  Please provide us a comparison of the results of the approach you identified to the market comparable multiples.

Citigroup’s Response:  The fair value determined under the income approach for Securities& Banking as of February 29, 2008 was [***]. The fair value determined under the market approach for Securities & Banking as of February 29, 2008 was [***]. After giving equal weights to both values and including the value of tax amortization benefits, the concluded fair value for Securities & Banking was [***] as of February 29, 2008.

•                  Please describe any other adjustments performed in arriving at the ultimate fair value indication, such as adjustments for cash, non-operating assets/liabilities, etc.

[***]  The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

Citigroup’s Response:  Other than adjustments customary to the income approach (i.e., excluding non-recurring items from the terminal value), there were no additional adjustments, such as adjustments for cash, non-operating assets/liabilities, etc., made to arrive at the fair value under the income approach for the valuation performed for Securities & Banking as of February 29, 2008.

•                  Your response indicates that the specified approach was subsequently applied to other reporting units. Please tell us if this performed as of February 29, 2008 or for another testing date. If this was performed for the February 29, 2008 testing date, please provide us information similar to that requested for Securities & Banking reporting unit above.

Citigroup’s Response:  As of February 29, 2008, the income approach was used for Securities & Banking and performed with the assistance of an independent valuation specialist. In addition, the income approach was used for Smith Barney and Private Bank as of February 29, 2008. Subsequently, the use of the income approach was expanded to North America Consumer Banking, North America Cards, LATAM Cards (as part of the International Cards reporting unit) and LATAM Consumer Banking in the annual impairment test conducted as of July 1, 2008. The income approach was also used for all the reporting units tested as part of the triggering event-driven impairment test performed as of October 31, 2008. For the December 31, 2008 triggering event-driven impairment test, the income approach was used for North America Cards, EMEA Cards and LATAM Cards (as part of the International Cards reporting unit), North America Consumer Banking, EMEA Consumer Banking, LATAM Consumer Banking, Securities & Banking, North America Global Wealth Management and International Global Wealth Management.

For the Smith Barney and Private Bank reporting units, the Company utilized the most recent updated projections available as of the February 29, 2008 testing date, which reflected management’s best estimate of future cash flows. With regard to the discount rates used as of February 29, 2008, the Company also used a [***] discount rate for Smith Barney and a [***] discount rate for Private Bank.

The fair values determined under the income approach for the Smith Barney and Private Bank reporting units as of February 29, 2008 were [***] respectively. The fair values determined under the market approach for Smith Barney and Private Bank reporting units as of February 29, 2008 were [***] and [***] respectively. [***]

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

[***] the concluded fair values for the Smith Barney and Private Bank reporting units as of February 29, 2008 were [***] and [***] respectively.

Other than customary adjustments, there were no additional adjustments, such as adjustments for cash, non-operating assets/liabilities, etc., made to arrive at the fair values under the income approach for the valuations performed for the Smith Barney and Private Bank as of February 29, 2008.

Value Indication & Reconciliation

•                  If multiple valuation techniques were utilized in the analysis of a reporting unit, please provide us the methodology for selecting the estimated fair value (i.e., what weights were applied to each approach)

Citigroup’s Response:  Multiple valuation techniques were utilized in the analysis for the Securities & Banking, Smith Barney and Private Bank reporting units as of February 29, 2008. For Securities & Banking, the market approach (consisting of comparable analysis involving guideline companies and guideline acquisitions) and the income approach were weighted equally. For Smith Barney and Private Bank, the market approach (consisting of comparable analysis involving guideline companies and guideline acquisitions) and the income approach were weighted two-thirds and one-thirds, respectively.

•                  Please tell us if there were any significant costs or assets/liabilities that have not been allocated to an individual reporting unit. If so, please provide us a discussion of what was not allocated and why.

Citigroup’s Response:  Citigroup uses risk capital as the basis for allocating its total book value to each of its reporting units. Risk capital is the amount of capital required to absorb potential unexpected economic losses resulting from extremely severe events over a one-year time period. Since every dollar of Citigroup book value is allocated to the reporting units as part of the goodwill impairment test, there are no net assets held at the corporate level.

The projections utilized by the Company in its testing factor in all significant costs of the Company, including charges for the use of capital and other assets allocated by corporate.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

•                  While we note that in the months before the testing date daily volatility of the company’s stock price increased, the average monthly stock price for January 2008 was approximately $27 per share and in February 2008 it was approximately $26 per share. This decline in average stock price only represents a 4% decline month over month. Please tell us why the average stock price in the months preceding the testing date is not a reasonable indication of value for the reporting units.

Citigroup’s Response:  Paragraph 23 of SFAS 142 states that quoted market prices in active markets are the best evidence of fair value of a reporting unit and should be used as the basis for measurement, if available. Though Citigroup is a publicly-traded company, its individual reporting units are not. Therefore, it is not possible to use quoted market prices as the primary basis of measurement of fair values for individual reporting units. In addition, paragraph 23 also acknowledges that the market capitalization of a reporting unit may not be representative of the fair value of the entire reporting unit as substantial value may arise from factors such as synergies and other benefits that flow from acquiring control. This analysis is further complicated when you take into consideration multiple reporting units operating in different international geographies spanning a wide array of products.

In addition, an expanded view of the months preceding the testing date indicate that the average monthly stock price for October 2007 was approximately $45 per share, in November 2007 it was approximately $34 per share and in December 2007 it was $32 per share. The month-over-month decline is 24% from October to November, 6% from November to December and 16% from December to January. Such volatility in the months preceding the February 29, 2008 testing date would be difficult to explain in terms of increases and decreases of fair values (as defined by SFAS 157) of individual reporting units that a willing buyer would pay in an orderly transaction at that point in time.

The Company believes that it is not meaningful to reconcile the sum of the fair values of the Company’s reporting units to its market capitalization due to several factors.

•                  Please provide us the calculated premium over the market capitalization implied in your analysis.

Citigroup’s Response:  Valuations for individual reporting units indicate the fair value of equity including preferred equity. Accordingly, the sum of individual

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 3, 2009

reporting unit fair values is appropriately compared to the sum of fair value of Citigroup common equity (as evidenced by its market capitalization) and fair value of its preferred stock.

The excess of the sum of reporting unit fair values over average market capitalization including the fair value of preferred stock implied in our February 29, 2008 analysis is [***].

•                  You note that analysts have indicated that the “break-up” value of the company exceeds the combined value. Please provide us the citation of the specific analyst reports that make this assertion.

Citigroup’s Response:  The analyst reports that have indicated that the “break-up” value of the company exceeds the combined value are as follows:

Company / Analyst	Report Date	Break-up Value (per share)	Share price (as of report date)
Merrill Lynch / Guy Moszkowski	June 24, 2008	$33	$18.55
Morgan Stanley / Betsy Graseck	January 8, 2008	$36	$25.72
Bear Stearns / David Hilder	December 20, 2007	$35 - $44	$28.32

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In connection with responding to your comments, Citigroup acknowledges that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Crittenden
Gary Crittenden
Chief Financial Officer

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